# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MICROCHIP TECHNOLOGY INC, CIK 0000827054
CUSIP: 595017104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2355 West Chandler Blvd, Chandler, AZ, United States (X1), 85224
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 27,655,516; shared voting power 0; sole dispositive power 27,927,592; shared dispositive power 0; aggregate amount beneficially owned 27,927,592 (5.2% of the class)

## Item 1. Issuer
Name of issuer: MICROCHIP TECHNOLOGY INC
Address of issuer's principal executive offices: 2355 West Chandler Blvd, Chandler, AZ, United States, 85224

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its subsidiary investment advisers, may be deemed to beneficially own 27,927,592 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 5.2%
Sole power to vote or to direct the vote: 27,655,516
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27,927,592
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No one person has greater than 5% economic ownership in the securities listed above. As holders of record, the relevant clients of Invesco Ltd. have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Capital Management LLC
Invesco Investment Advisers LLC
Invesco Asset Management (Japan) Limited
Invesco Management S.A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Robert R. Leveille/Global Head of Compliance (07/15/2026)